TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

October 21, 2025

Via EDGAR

Ms. Lauren Hamilton,

Division of Investment Management,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Oaktree Strategic Credit Fund

File No. 814-01471

Dear Ms. Hamilton:

On behalf of our client, Oaktree Strategic Credit Fund (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) delivered to me by you telephonically on September 24, 2025 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024 (the “Form 10-K”) and other Company filings with the Commission during the three year period then ended.

For the Staff’s convenience, the text of the Staff’s comments is set forth in bold below, followed by the Company’s responses.

Ms. Lauren Hamilton	- 2 -

1.

The Staff notes that page 3 of the 2024 10-K indicates that the Company had senior securities outstanding of $1,856.9 million as of September 30, 2024, while the table on page 166 indicates that the Company had $1,845,000 total senior securities outstanding at the end of 2024 fiscal year. Please provide an explanation for this distinction.

Company’s Response:

The Company respectfully submits that the $1,856.9 million on page 3 of the 2024 10-K included the effect of $11.9 million of currency-related forward liabilities. Subsequent to the adoption of Rule 18f-4, these derivatives transactions, which were entered into in compliance with Rule 18f-4, are not required to be considered for purposes of computing the Company’s asset coverage, nor are they required to be included in the senior securities table. In future filings with the Commission, the Company will not include currency-related forward liabilities in the calculation of its asset coverage the above-mentioned discrepancy should be eliminated going forward.

2.

The Staff notes that net unrealized appreciation is presented in thousands ($28,106) in the 2024 10-K, while the explanation on page 85 goes on to describe the components of this figure in millions. Please be consistent with the numeral presentation of amounts going forward.

Company’s Response:

The Company confirms that it will conform the requested disclosure in future filings with the Commission.

3.

The Staff notes that the Company indicated that it reimbursed the Adviser for expenses previously waived in the prior fiscal year. Please explain supplementally where this reimbursement is included in the fee table on page 23 of the 424B3 Prospectus filed with the Commission on January 14, 2025. The Staff also notes that additional guidance regarding this topic is included in IM-1995-09 – Financial Statement Presentation of Fee Waivers and Recapture.

Ms. Lauren Hamilton	- 3 -

Company’s Response:

The Company informs the Staff that because the category of “Other Expenses” in the fee table is based on amounts that are expected to be paid in the current fiscal year (i.e., the fiscal year ended September 30, 2025 in the case of the 424(b)(3) prospectus filed with the Commission on January 14, 2025) and the amounts related to the expense support agreement were settled in the fiscal year ended September 30, 2024, the Company did not include the impact of the reimbursement in the fees table. In future filings, the Company will include a separate line item in the fee table to the extent there are any other reimbursements under the expense support agreement.

4.

Please state the amount subject to recoupment by year in the Notes to Consolidated Financial Statements in the future. The Staff notes that additional guidance regarding this topic is included in ASC 946-20-05-08, the 2009 Investment Companies Audit Risk Alert Report and the AICPA Investment Company Expert Staff Panel of March 1, 2012.

Company’s Response:

The Company respectfully submits that there were no amounts subject to recoupment as of September 30, 2024 and therefore no incremental disclosures were required.

5.

Please confirm supplementally that none of the Company’s securities are restricted securities, and to the extent any of the Company’s securities are restricted securities, please ensure that all required disclosures are included in future reports. The Staff notes that Rule 12-12, footnote 8, of Regulation S-X requires disclosure regarding restricted securities.

Company’s Response:

In response to the Staff’s comment, the Company will ensure that in future filings the required disclosures are included for any of the Company’s securities that are restricted securities.

6.	Please confirm supplementally that the unfunded commitments are fair valued, in line with ASC 820, and please include these disclosures in future financial statements.

Company’s Response:

The Company confirms that its unfunded commitments are fair valued in accordance with ASC 820, consistent with the disclosures in footnote 9 to the Schedule of Investments and will include additional disclosure in the discussion of fair value measurements in Notes to Consolidated Financial Statements in future filings with the Commission.

Ms. Lauren Hamilton	- 4 -

7.

Please confirm supplementally whether any of the loans held by the Company are unitranche loans (i.e., co-lending arrangements). Additionally, because “last out” lenders bear a greater risk in exchange for receiving higher interest rates, please provide risk disclosure in the Notes to Consolidated Financial Statements in future filings so that investors understand the risks associated with such investments. With respect to any co-lending arrangements, please also supplementally notify the Staff (i) whether the Company has any specific accounting policies it applies to co-lending arrangements, (ii) how the valuations of these investments take into account the payment prioritization or payment waterfall, (iii) the impact of any such co-lending arrangement on the calculation of interest income under the effective interest methods, and (iv) whether any of the co-lenders under these arrangements are affiliates of the Company.

Company’s Response:

The Company respectfully submits that it considers a unitranche loan to be a hybrid loan structure that combines senior debt and subordinated debt into a single blended loan product and that unitranche loans do not necessarily entail “first out-last out” structures or other types of co-lending relationships. The Company’s exposure to unitranche loans as of September 30, 2024 was limited, and the Company was not lender under any unitranche loans pursuant to which the Company assumed a “last out” position. However, the Company continues to evaluate potential loan structures in the market and may invest in the “last out” tranches of certain unitranche loans going forward. As a result, the Company intends to add risk disclosure regarding the “last out” portion of unitranche loans to the “Risk Factors” section of its Form 10-K for the fiscal year ended September 30, 2025 and subsequent prospectuses.

8.

The Staff notes that the Company engaged in a line of credit and notes payable. However, the average dollar amount of borrowing was not disclosed. In future filings please include the average dollar amount of borrowing in the Notes to Consolidated Financial Statements, in accordance with Regulation S-X 6-07.3.

Ms. Lauren Hamilton	- 5 -

Company’s Response:

The Company respectfully submits that weighted average outstanding debt for the fiscal years ended September 30, 2024 and September 30, 2023 and the period from December 10, 2021 (commencement of operations) to September 30, 2022 appear in Note 10. Financial Highlights. In addition, beginning with the Form 10-Q for the quarter ended March 31, 2025, the Company has included in “Note 6. Borrowings” information regarding the weighted average outstanding balance of its debt for the relevant periods.

9.

The Staff notes that Item 7 of the Company’s 2024 10-K includes disclosure of the weighted average yield on debt investments in 2023 and 2024. In the future, please also include a yield on the total portfolio, not just income producing securities.

Company’s Response:

In response to the Staff’s comment, the Company will include disclosure on the yield on the total portfolio in future Form 10-K filings with the Commission.

10.

The Staff notes that there appear to be three late filings with the Commission during this review period. Please provide an explanation for the timing of the following filings: (1) The 10-Q for the quarter ended December 31, 2021, which was filed on March 14, 2022; (2) the Current Report on Form 8-K announcing a February 15, 2024 event, which was filed on February 22, 2024 and (3) the Current Report on Form 8-K announcing a April 18, 2024 event, which was filed April 24, 2024.

Company’s Response:

With respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2021, the Company notes that its initial Registration Statement on Form N-2 was declared effective on February 3, 2022. Pursuant to Rule 15d-13 under the Securities Exchange Act of 1934, as amended, the Company had until 45 days after the effective date of its Form N-2 to timely file such Form 10-Q. Accordingly, the Company’s Form 10-Q for the quarter ended December 31, 2021 was timely filed.

With respect to the Company’s Current Report on Form 8-K filed on February 22, 2024, the Company notes that February 19, 2024 was a Federal holiday and therefor such Form 8-K was timely filed.

With respect to the Company’s Current Report on Form 8-K filed on April 24, 2024, the Company notes that such Form 8-K was timely filed four business days from the date of the indicated event and therefor was timely filed.

Ms. Lauren Hamilton	- 6 -

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely

By:	/s/ William G. Farrar
William G. Farrar
Sullivan & Cromwell LLP

cc:	Mary Gallegly

(Oaktree Strategic Credit Fund)